

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   March 19, 2018

<u>Via E-mail</u>
Matthew P. Wagner
Chief Executive Officer
Pacwest Bancorp
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

>   **Re: Pacwest Bancorp**
>   **Form 10-K for the fiscal year ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 001-36408**

Dear Mr. Wagner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses on Non-PCI Loans and Leases Held for Investment, page 48

1. Please disaggregate in future filings your nonclassified loans between Pass and Special Mention to provide transparency into loans that have a potential weakness that could result in further deterioration in the borrower's ability to repay the loan or lease.

Provision for Credit Losses, page 54

2. You recognized $40.3 million in venture capital charges-offs over the course of 2017. Please tell us and enhance your disclosures in future filings to describe the circumstances that led to

the venture capital charge-offs in 2017. Please also disclose in future filings the credit risk ratings migration of your venture capital loans.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services